INDEPENDENT ACCOUNTANTS' REPORT ON EXAMINATION
                    OF SECURITITES PURSUANT TO SEC RULE 17F-2

April 1, 1998

To the Supervisory Committee of
AVESTA Trust

We have examined the investment accounts shown by the books and records of the AVESTA Trust (the Trust) comprised of the Equity Growth, Equity Income, Balanced
Income, Money Market, Short-Intermediate Term U.S. Government Securities, U.S.
Government Securities, Small Capitalization, Core Equity and Intermediate Term
Bond Funds for the period from the date of our last similar examination on October 31, 1997 to December 31, 1997, as maintained by Chase Bank of Texas
National Association, formerly known as Texas Commerce Bank National
Association. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on December 31, 1997, shown by the books and records of the Trust examined by us, were confirmed directly with the Trust Department of Chase Bank of Texas National Association, as custodian, except for securities purchased but not yet settled or open futures contracts, as to which we obtained confirmation from the related broker.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of the Trust, taken as a whole.

Price Waterhouse LLP
Houston, TX
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
                    UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION                  -------------------------------
               Washington, D.C. 20549                                OMB APPROVAL

                    FORM N-17f-2                            -------------------------------
                                                            -------------------------------
Certificate of Accounting of Securities and Similar         OMB Number:           3235-0360
         Investments in the Custody of
        Management Investment Companies                     Expires:          July 31, 1994
  Pursuant to Rule 17f-2 [17 CFR 270.17F-2]
                                                            Estimated average burden
                                                            hours per response      ...0.05
                                                            -------------------------------




----------------------------------------------------------------------------- --------------------------------------
1. Investment Company Act File Number:                                        Date examination completed:

5526                                                                          December  31, 1997
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2. State identification Number:

       ----------------- ----------------- ---------------- ----------------- ------------------ -------------------
       AL                AK                AZ               AR                CA                 CO

       ----------------- ----------------- ---------------- ----------------- ------------------ -------------------

       CT                DE                DC               FL                GA                 HI

       ----------------- ----------------- ---------------- ----------------- ------------------ -------------------

       ID                IL                IN               IA                KS                 KY

       ----------------- ----------------- ---------------- ----------------- ------------------ -------------------

       LA                ME                MD               MA                MI                 MN

       ----------------- ----------------- ---------------- ----------------- ------------------ -------------------

       MS                MO                MT               NE                NV                 NH

       ----------------- ----------------- ---------------- ----------------- ------------------ -------------------

       NJ                NM                NY               NC                ND                 OH

       ----------------- ----------------- ---------------- ----------------- ------------------ -------------------

       OK                OR                PA               RI                SC                 SD

       ----------------- ----------------- ---------------- ----------------- ------------------ -------------------

       TN                TX                UT               VT                VA                 WA

       ----------------- ----------------- ---------------- --------------------------------------------------------

       WV                WI                WY               PUERTO RICO

       -------------------------------------------------------------------------------------------------------------

       Other (specify):

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3. Exact name of investment company as specified in registration statement:

AVESTA Trust

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5. Address of principal executive office (number, street, city, state, zip code):

7 TCT 37 ,   P. O. Box 1555 ,  Houston, TX  77251-1555
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)